SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES ECJ "MONS" RULING UPHOLDING EU LAW &

RYANAIR'S POSITION ON MEMBER STATE JURISDICTION FOR INTERNATIONAL TRANSPORT WORKERS

Ryanair today (14 Sept) welcomed the decision of the European Court of Justice (ECJ) in the "Mons" case which found in favour of Ryanair by rejecting the CTC Union argument that the home base (i.e where crew start and end their work day) should be the sole determinant of what court jurisdiction can hear disputes on labour issues.

The ECJ has ruled that all current factors such as where the worker gets their instructions, where goods/passengers are loaded/unloaded, where the work tools are stored, where the work is organised/performed and where the worker returns to at the end of their duty should continue to be considered in conjunction with the home base as part of an overall assessment in determining jurisdiction.

This ECJ decision does not change the status quo of Irish Contracts of Employment for Ryanair crew based across Europe. Ryanair will continue to employ its crew on Irish contracts of employment, and this decision only updates the criteria for assessing the jurisdiction of national courts to hear legal cases locally and does not alter the law applicable to the contract, which is determined by the Rome I regulation (593/2008).
All EU Member States' national employment legislation is derived from EU directives to ensure protection for employees in relation to areas including annual leave, maternity leave and sickness benefits. Irish legislation has adopted all EU directives on employment rights which are also covered in Ryanair contracts of employment and in some cases, offers better protection than some EU countries; for example, maternity leave in Ireland is more favourable than in Belgium and the Irish minimum wage is also amongst the highest in Europe.

Ryanair's Chief People Officer Eddie Wilson said:

"We welcome this "Mons" case ruling which upholds the existing EU rules on the jurisdiction of Member States national courts, and accepts Ryanair's position that just one criteria (i.e. basing) cannot unilaterally determine jurisdiction. Maintaining broad assessment criteria ensures that the most appropriate jurisdiction should apply in cases involving international transport workers rather than a sole criterion approach, which would narrow the assessment and restrict movement and flexibility with a myriad of regulations and different crews throughout Europe.

We do not believe this "Mons" ruling will in any way alter our Irish contracts of employment or the union rights which all of our people enjoy under the protection of the Irish Constitution."

ENDS

For further information
please contact:                          Robin Kiely                             Piaras Kelly
                                         Ryanair DAC                          Edelman Ireland
                                                   Tel: +353-1-9451949               Tel: +353-1-6789 333
                                         press@ryanair.com                  ryanair@edelman.com

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary